

July 28, 2014

Via E-mail
Efraim Grinberg
Chairman of the Board of Directors and
Chief Executive Officer
Movado Group, Inc.
650 From Road, Ste. 375
Paramus, New Jersey 07652-3556

>   **Re: Movado Group, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2014**
>   **Filed March 28, 2014**
>   **Response dated July 18, 2014**
>   **File No. 1-16497**

Dear Mr. Grinberg:

We have reviewed your response dated July 18, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.   We reviewed your response to comment 1 in our letter dated July 8, 2014 and the revised disclosure you propose to include in future filings. We do not believe the revised disclosure is sufficient to enable a reader to understand the factors which are causing the international operations to appear to be significantly more profitable than your U.S. operations. As such, please revise to discuss whether and the extent to which your international operations are more profitable than your U.S. operations (based not only on the presentation of geographic information in your segment footnote but also based on pretax income attributed to international versus domestic operations) and the reasons

why. In doing so, please make an effort to quantify the individual impact of each factor contributing to the differing profitability levels.

Consolidated Financial Statements, page 48

Notes to Consolidated Financial Statements, page 53

Note 13 – Segment Information, page 70

2. We reviewed your response to comment 3 in our letter dated July 8, 2014. Please tell us your consideration of revising your segment disclosures to further clarify which transactions are included in the U.S. location versus international. For example, your current disclosures do not specify the allocation of supply chain profits (intercompany and otherwise) between the U.S. and international locations.

3. We reviewed your response to comment 4 in our letter dated July 8, 2014. We consider your luxury brand watches to be a different product or class of product than your licensed brand watches and therefore we think you should disclose revenues by brand category pursuant to the guidance in ASC 280-10-50-40. We believe the disclosure is particularly relevant due to the differing gross margins you earn from the different brand categories. Please revise your disclosures accordingly in future filings or tell us why you continue to believe the additional disclosure is not warranted.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief